SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 01 March 2018

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Annual Financial Report dated 01 March 2018

Exhibit No: 99.1

1 March 2018

InterContinental Hotels Group PLC
Annual Financial Report 2017

The following documents have today been made available to shareholders:

1.   Annual Report and Form 20-F 2017
2.   Notice of 2018 Annual General Meeting
3.   Form of Proxy for 2018 AGM
4.   Chairman's Letter

In compliance with Listing Rule 9.6.1 a copy of each of these documents has been submitted to the UK Listing Authority via the National Storage Mechanism and will be available in due course for inspection at http://www.morningstar.co.uk/uk/nsm

InterContinental Hotels Group PLC will also file the Annual Report and Form 20-F for the year ended 31 December 2017 with the US Securities and Exchange Commission today. Exhibit 101 XBRL Instance Document and related items will be separately filed by 30 March 2018.

Documents referred to above are publicly available on the InterContinental Hotels Group PLC website and the Annual Report 2017 can be found at: https://www.ihgplc.com/investors/annual-report

Shareholders may request a hard copy of the Annual Report and Form 20-F 2017 free of charge from the address below:

Company Secretary's Office
InterContinental Hotels Group PLC
Broadwater Park, Denham
Buckinghamshire UB9 5HR
United Kingdom

Disclosure Guidance and Transparency Rule 6.3.5(2) Disclosures

The disclosures set out in the Appendices below are made in compliance with Disclosure Guidance and Transparency Rule 6.3.5(2).  The Appendices have been extracted from the Annual Report and Form 20-F 2017 (Annual Report) in full unedited text, and the page number references refer to page numbers in the Annual Report.  The information in the Appendices should be read in conjunction with the Company's Preliminary Results announcement, which together constitute the material required by DTR 6.3.5(2) to be communicated to the media in full unedited text through a regulatory information service and this material is not a substitute for reading the full Annual Report.

Appendix A - Risks and Uncertainties

The principal risks and uncertainties relating to the Group are set out on pages 164 to 167 of the Annual Report.

Risk Factors

The Group is subject to a variety of inherent risks that may have an adverse impact on its business operations, financial condition, turnover, profits, brands and reputation. This section describes the main risks that could materially affect the Group's business. The risks below are not the only ones that the Group faces. Some risks are not yet known to the Group and some risks that the Group does not currently believe to be material could later turn out to be material.

The risk factors should also be considered in connection with any financial and forward-looking information in this Annual Report and Form 20-F and the cautionary statements regarding forward-looking statements on page 188.

The Group is exposed to the risks of political and economic developments

The Group is exposed to political, economic and financial market developments such as recession, inflation and availability of credit and currency fluctuations that could lower revenues and reduce income. The outlook for 2018 may worsen due to continued uncertainty in Greater China and the Eurozone, the impact of fluctuating commodity prices (including oil) on economies dependent on such exports, and continued unrest in parts of the Middle East, Africa and Asia. The interconnected nature of economies suggests any of these, or other events, could trigger a recession that reduces leisure and business travel to and from affected countries and adversely affects room rates and/or occupancy levels and other income-generating activities. The owners or potential owners of hotels franchised or managed by the Group face similar risks that could adversely impact their solvency and the Group's ability to secure and retain franchise or management agreements. Specifically, the Group is most exposed to the US market and, increasingly, to Greater China.

Accordingly, the Group is particularly susceptible to adverse changes in these economies as well as changes in their currencies. In addition to trading conditions, the economic outlook also affects the availability of capital to current and potential owners, which could impact existing operations and the health of the pipeline.

The Group is exposed to the risk of events that adversely impact domestic or international travel

The room rates and occupancy levels of the Group could be adversely impacted by events that reduce domestic or international travel, such as actual or threatened acts of terrorism or war, political or civil unrest, epidemics or threats thereof, travel-related accidents or industrial action, natural disasters, or other local factors impacting specific countries, cities or individual hotels, as well as increased transportation and fuel costs. A decrease in the demand for hotel rooms as a result of such events may have an adverse impact on the Group's operations and financial results. In addition, inadequate planning, preparation, response or recovery in relation to a major incident or crisis may cause loss of life, prevent operational continuity, or result in financial loss, and consequently impact the value of our brands and/or the reputation of the Group.

The Group is exposed to the risks of the hotel industry supply-and-demand cycle

The future operating results of the Group could be adversely affected by industry overcapacity (by number of rooms) and weak demand due, in part, to the cyclical nature of the hotel industry, or other differences between planning assumptions and actual operating conditions. These conditions could result in reductions in room rates and occupancy levels, which would adversely impact the financial performance of the Group.

The Group is subject to a competitive and changing industry

The Group operates in a competitive industry and must compete effectively against traditional competitors such as other global hotel chains, local hotel companies and independent hotels to win the loyalty of guests, employees and owners. The competitive landscape also includes other types of businesses, such as web-based booking channels (which include online travel agents and intermediaries), and alternative sources of accommodation such as short-term lets of private property. Failure to compete effectively in traditional and emerging areas of the business could impact the Group's market share, System size, profitability and relationships with owners and guests.

The Group is exposed to risks related to executing and realising benefits from strategic transactions, including acquisitions

The Group may seek to make strategic transactions, including acquisitions, in the future. The Group may not be able to identify opportunities or complete transactions on commercially reasonable terms, or at all, and may not realise the anticipated benefits from such transactions. Strategic transactions come with inherent valuation, financial and commercial risks, and regulatory and insider information risks during the execution of the transactions.  In addition, the Group may face unforeseen costs and liabilities, diversion of management attention, as well as longer-term integration and operational risks, which could result in a failure to realise benefits, financial losses, lower employee morale and loss of talent.

The Group is dependent upon a wide range of external stakeholders and business partners

The Group relies on the performance, behaviours and reputation of a wide range of business partners and external stakeholders, including, but not limited to, owners, contractors, lenders, suppliers, vendors, joint-venture partners, online travel agents, third-party intermediaries and other business partners which may have different ethical values, interests and priorities. Further, the number and complexity of interdependencies with stakeholders is evolving. Breakdowns in relationships, contractual disputes, poor vendor performance, insolvency, stakeholder behaviours or adverse reputations, which may be outside of the Group's control, could adversely impact on the Group's performance and competitiveness, delivery of projects, guest experiences or the reputation of the Group or its brands.

The Group is exposed to increasing competition from online travel agents and intermediaries

A proportion of the Group's bookings originate from large multinational, regional and local online travel agents and intermediaries with which the Group has contractual arrangements and to which it pays commissions. These platforms offer a wide range of products, often across multiple brands, have growing booking and review capabilities, and may create the perception that they offer the lowest prices. Some of these online travel agents and intermediaries have strong marketing budgets and aim to create brand awareness and brand loyalty among consumers and may seek to commoditise hotel brands through price and attribute comparison. Further, if these companies continue to gain market share, they may impact the Group's profitability, undermine the Group's own booking channels and value to its hotel owners, and may be able to increase commission rates and negotiate other favourable contract terms.

The Group is exposed to a variety of risks related to identifying, securing and retaining franchise and management agreements

The Group's growth strategy depends on its success in identifying, securing and retaining franchise and management agreements.  This is an inherent risk for the hotel industry and the franchise business model. Competition with other hotel companies may generally reduce the number of suitable franchise, management and investment opportunities offered to the Group and increase the bargaining position of property owners seeking to become a franchisee or engage a manager. The terms of new franchise or management agreements may not be as favourable as current arrangements; the Group may not be able to renew existing arrangements on similarly favourable terms, or at all.

There can also be no assurance that the Group will be able to identify, retain or add franchisees to the IHG System or to secure management contracts. For example, the availability of suitable sites, market saturation, planning and other local regulations or the availability and affordability of finance may restrict the supply of suitable hotel development opportunities under franchise or management agreements. In connection with entering into franchise or management agreements, the Group may be required to make investments in, or guarantee the obligations of, third parties or guarantee minimum income to third parties. There are also risks that significant franchisees or groups of franchisees may have interests that conflict, or are not aligned, with those of the Group, including, for example, the unwillingness of franchisees to support brand improvement initiatives. This could result in franchisees prematurely terminating contracts which would adversely impact the overall IHG System size and the Group's financial performance.

The Group is exposed to inherent risks in relation to changing technology and systems

As the use of the internet and mobile technology grows and customer needs evolve at pace, the Group may find that its evolving technology capability is not sufficient and may have to make substantial additional investments in new technologies or systems to remain competitive. Failure to keep pace with developments in technologies or systems may put the Group at a competitive disadvantage. In addition, the technologies or systems that the Group chooses to deploy may not be commercially successful or the technology or system strategy may not be sufficiently aligned with the needs of the business. Any such failure could adversely affect guest experiences, and the Group may lose customers, fail to attract new customers, incur substantial costs or face other losses. This could further impact the Group's reputation in regards to innovation.

The Group is reliant on the reputation of its brands and is exposed to inherent reputation risks

Any event that materially damages the reputation of one or more of the Group's brands and/or fails to sustain the appeal of the Group's brands to its customers and owners may have an adverse impact on the value of that brand and subsequent revenues from that brand or business.  In particular, if the Group is unable to create consistent, valued, and quality products and guest experiences across the owned, managed and franchised estates, or if the Group, its franchisees or business partners fail to act responsibly, this could result in an adverse impact on its brand reputation. In addition, the value of the Group's brands could be influenced by a number of external factors outside the Group's control, such as, but not limited to, changes in sentiments against global brands, changes in applicable regulations related to the hotel industry or to franchising, successful commoditisation of hotel brands by online travel agents and intermediaries, or changes in owners' perceptions of the value of the Group.

The Group is exposed to risks associated with its intellectual property

Given the importance of brand recognition to the Group's business, the protection of its intellectual property poses a risk due to the variability and changes in controls, laws and effectiveness of enforcement globally. Any widespread infringement, misappropriation or weakening of the control environment could materially harm the value of the Group's brands and its ability to develop the business.

The Group is reliant upon the resilience of its reservation system and other key technology platforms and is exposed to risks that could cause the failure of these systems

The value of the Group is partly derived from the ability to drive reservations through its reservation system and technology platforms which are highly integrated with internal processes and linked to multiple sales channels, including the Group's own websites, call centres, hotels, third-party intermediaries and travel agents.

Lack of resilience and operational availability of these systems provided by the Group or third-party technology providers could lead to prolonged service disruption and might result in significant business interruption, impact the guest booking experience and subsequently adversely impact Group revenues, reputation and relationships with hotel owners.

The Group is exposed to a variety of risks associated with safety, security and crisis management

There is a constant need to protect the safety and security of our guests, employees and assets against natural and man-made threats. These include, but are not limited to, exceptional events such as extreme weather, civil or political unrest, violence and terrorism, serious and organised crime, fraud, employee dishonesty, cyber crime, pandemics, fire, and day-to-day accidents, incidents and petty crime which impact the guest or employee experience, could cause loss of life, sickness or injury and result in compensation claims, fines from regulatory bodies, litigation, and impact reputation. Serious incidents or a combination of events could escalate into a crisis which, if managed poorly, could further expose the Group and its brands to significant reputational damage.

The Group requires the right people, skills and capability to manage growth and change

In order to remain competitive, the Group must employ the right people. This includes hiring and retaining highly skilled employees with particular expertise or leadership capability. The implementation of the Group's strategic business plans could be undermined by failure to build a resilient corporate culture, failure to recruit or retain key personnel, unexpected loss of key senior employees, failures in the Group's succession planning and incentive plans, or failure to invest in the development of key skills.

Some of the markets in which the Group operates are experiencing economic growth, and the Group must compete against other companies inside and outside the hospitality industry for suitably qualified or experienced employees. Some emerging markets may not have the required local expertise to operate a hotel and may not be able to attract the right talent. Failure to attract and retain employees may threaten the success of the Group's operations in these markets. Additionally, unless skills are supported by a sufficient infrastructure to enable knowledge and skills to be passed on, the Group risks losing accumulated knowledge if key employees leave the Group.

The Group is exposed to a variety of risks associated with its financial stability and ability to borrow and satisfy debt covenants

While the strategy of the Group is to extend the IHG System through activities that do not involve significant amounts of its own capital, the Group does require capital to fund some development opportunities, technological innovations and strategic acquisitions; and to maintain and improve owned hotels. The Group is reliant upon having financial strength and access to borrowing facilities to meet these expected capital requirements. The majority of the Group's borrowing facilities are only available if the financial covenants in the facilities are complied with. Non-compliance with covenants could result in the Group's lenders demanding repayment of the funds advanced. If the Group's financial performance does not meet market expectations, it may not be able to refinance existing facilities on terms considered favourable.

The Group is exposed to the risk of litigation

Certain companies in the Group are the subject of various claims and proceedings. The ultimate outcome of these matters is subject to many uncertainties, including future events and uncertainties inherent in litigation. In addition, the Group could be at risk of litigation claims made by many parties, including but not limited to: guests, customers, joint-venture partners, suppliers, employees, regulatory authorities, franchisees and/or the owners of the hotels it manages. Claims filed in the US may include requests for punitive damages as well as compensatory damages. Unfavourable outcomes of claims or proceedings could have a material adverse impact on the Group's results of operations, cash flow and/or financial position. Exposure to significant litigation or fines may also affect the reputation of the Group and its brands.

The Group is exposed to the risks related to information security and data privacy

The Group is increasingly dependent upon the availability, integrity and confidentiality of information, including, but not limited to: guest and employee credit card, financial and personal data, and business performance, financial reporting and commercial development. The information is sometimes held in different formats such as digital, paper, voice recordings and video and could be stored in many places, including facilities managed by third-party service providers. The threats towards the Group's information are dynamic, and include cyber attacks, fraudulent use, loss or misuse by employees and breaches of our vendors' security arrangements, amongst others.

The legal and regulatory environment around data privacy and requirements set out by the payment card industry surrounding information security across the many jurisdictions in which the Group operates are constantly evolving. If the Group fails to appropriately protect information and ensure relevant controls are in place to enable the appropriate use and release of information through the appropriate channels in a timely and accurate manner, IHG System performance, guest experience and the reputation of the Group may be adversely affected. This could lead to revenue losses, fines, penalties, litigation and other additional costs.

The Group is required to comply with existing and changing regulations and societal expectations across numerous countries, territories and jurisdictions

Government regulations affect countless aspects of the Group's business ranging from corporate governance, health and safety, the environment, bribery and corruption, employment law and diversity, disability access, data privacy and information protection, financial, accounting and tax. Regulatory changes may require significant changes in the way the business operates and may inhibit the Group's strategy, including the markets the Group operates in, brand protection, and use or transmittal of personal data. If the Group fails to comply with existing or changing regulations, the Group may be subject to fines, prosecution, loss of licence to operate or reputational damage.

The reputation of the Group and the value of its brands are influenced by a wide variety of factors, including the perception of stakeholder groups such as guests, owners, suppliers and communities in which the Group operates. The social and environmental impacts of its business are under increasing scrutiny, and the Group is exposed to the risk of damage to its reputation if it fails to (or fails to influence its business partners to) undertake responsible practices and engage in ethical behaviour, or fails to comply with relevant regulatory requirements.

The Group may face difficulties insuring its business

Historically, the Group has maintained insurance at levels determined to be appropriate in light of the cost of cover and the risk profile of the business. However, forces beyond the Group's control, including market forces, may limit the scope of coverage the Group can obtain and the Group's ability to obtain coverage at reasonable rates. Other forces beyond the Group's control, such as terrorist attacks or natural disasters, may be uninsurable or simply too expensive to insure. Inadequate or insufficient insurance could expose the Group to large claims or could result in the loss of capital invested in properties.

Appendix B - Directors Responsibility Statement

The following statement is extracted in full from page 80 of the Annual Report, and relates solely to the Group's Annual Report and Form 20-F 2017 and is not connected to this announcement or the Preliminary Results.

Directors' Responsibility Statement

The Board confirms that to the best of its knowledge:

●
The Financial Statements have been prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit and loss of the Group taken as a whole; and

●
  The Annual Report, including the Strategic Report, includes a fair review of the development and performance of the business and the position of the Group taken as a whole, together with a description of the principal risks and uncertainties that it faces.

For and on behalf of the Board

Keith Barr
Chief Executive Officer 19 February 2018

Paul Edgecliffe-Johnson
Chief Financial Officer 19 February 2018

Appendix C - Related Party Transactions

Related party disclosures are set out in note 31 to the Group Financial Statements, on page 140 of the Annual Report.

31. Related party disclosures

	2017 $m	2016 $m	2015 $m
Total compensation of key management personnel
Short-term employment benefits	21.3	19.2	19.5
Contributions to defined contribution pension plans	0.6	0.8	0.7
Equity compensation benefits	10.2	7.4	6.2
Termination benefits	1.9	-	-
	34.0	27.4	26.4

There were no other transactions with key management personnel during the years ended 31 December 2017, 2016 or 2015. Key management personnel comprises the Board and Executive Committee.

Related party disclosures for associates and joint ventures are as follows:

	Associates			Joint Ventures			Total
	2017 $m	2016 $m	2015 $m	2017 $m	2016 $m	2015 $m	2017 $m	2016 $m	2015 $m
Revenue from associates and joint ventures	8	5	3	1	1	-	9	6	3
Loans to associates	-	9	7	-	-	-	-	9	7
Other amounts owed by associates and joint ventures	2	1	2	-	-	-	2	1	2

In addition, loans both to and from the Barclay associate of $237m (2016: $237m) are offset in accordance with the provisions of IAS 32 and presented net in the Group statement of financial position. Interest payable and receivable under the loans is equivalent (average interest rate of 2.0% in 2017 (2016: 1.4%)) and presented net in the Group income statement.

During 2015, short-term advances of $22m were made to the Barclay associate which were repaid on 31 December 2015.

Enquiries:

Investor Relations
Investor Relations (Catherine Dolton; Tom Yates): +44 (0)1895 512 176      +44(0)7527 419 431

Media Relations
Media Relations (Yasmin Diamond; Zoe Bird):         +44 (0)1895 512 008   +44(0)7736 726 167

Notes to Editors:

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn®, Holiday Inn Express®, Holiday Inn Club Vacations®, Holiday Inn Resort®, avid™ hotels, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,300 hotels and nearly 800,000 guest rooms in almost 100 countries, with nearly 1,700 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 375,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	01 March 2018